                                                     RULE NO. 424(b)(5)
                                                     REGISTRATION NO. 333-19029

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. THIS      +
+PROSPECTUS SUPPLEMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE            +
+SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE          +
+SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION, DATED FEBRUARY 12, 1997

          PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED FEBRUARY 12, 1997

                                3,000,000 SHARES

                              [LOGO] UNITED
                                     WASTE

                                  COMMON STOCK
                          (PAR VALUE $.001 PER SHARE)

                                  -----------

  All of the 3,000,000 shares of Common Stock offered hereby are being sold by United Waste Systems, Inc. (the "Company"). No directors, officers or other stockholders of the Company are selling any shares in the offering being made hereby.

  The last reported sale price of the Common Stock, which is quoted under the symbol "UWST", on the Nasdaq National Market on February 11, 1997 was $36 3/4 per share. See "Price Range of Common Stock".

  SEE "RISK FACTORS" ON PAGE S-8 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

                                  -----------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR   ANY  STATE  SECURITIES  COMMISSION   NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION
   PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A
    CRIMINAL OFFENSE.

                                  -----------

                                         INITIAL PUBLIC UNDERWRITING PROCEEDS TO
                                         OFFERING PRICE DISCOUNT(1)  COMPANY(2)
                                         -------------- ------------ -----------
Per Share...............................     $              $           $
Total(3)................................    $              $           $

-----
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(2) Before deducting estimated expenses of $300,000 payable by the Company.
(3) The Company has granted the Underwriters an option for 30 days to purchase up to an additional 450,000 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. If such option is exercised in full, the total initial public offering price,
    underwriting discount and proceeds to the Company will be $   , $    and
    $   , respectively. See "Underwriting".

                                  -----------

  The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York,
on or about   , 1997, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.
               MERRILL LYNCH & CO.
                                                        DEUTSCHE MORGAN GRENFELL

                                   --------

              The date of this Prospectus Supplement is    , 1997.

  IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER-MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  IN CONNECTION WITH THE OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

  The information contained in this Prospectus Supplement is qualified in its entirety by the more detailed information appearing in the accompanying Prospectus and the documents incorporated by reference therein. Unless otherwise indicated, all information contained in this Prospectus Supplement
(i) assumes that the Underwriters' overallotment option is not exercised and
(ii) has been adjusted to give effect to a 2-for-1 stock split effected on June 18, 1996. Unless otherwise indicated, the terms "the Company" and "United Waste Systems" refer collectively to United Waste Systems, Inc. and its subsidiaries.

                                  THE COMPANY

  United Waste Systems provides integrated solid waste management services to commercial, industrial and residential customers in 20 states. These services include nonhazardous landfill operations, waste collection services, waste reuse and reduction programs (such as composting and recycling) and related environmental services. The Company has completed approximately 170 acquisitions of solid waste businesses since its formation in July 1989, including over 85 completed since January 1, 1996.

  The Company currently operates 35 nonhazardous landfill operations (including 14 that it operates on behalf of municipalities), 59 waste collection companies that have over 2,600 collection vehicles and trailers and serve over 850,000 customers, and 66 waste transfer stations (including seven that it operates on behalf of municipalities). The Company also owns and operates several facilities utilized in connection with providing waste reuse and reduction programs.

  The Company generally targets regions in which it has the potential to establish a significant position and benefit from economies of scale. The Company believes that this potential is greatest in regions where there are few, if any, well capitalized and established waste management companies present and where demand for integrated waste management services is expected to increase. The Company has succeeded in establishing and maintaining a significant position in a majority of the geographic regions in which it currently operates.

  The Company's objective is to continue to expand through a combination of new acquisitions and internal growth. The focus of the Company's acquisition program at present is to capitalize on opportunities around its existing operating regions that will create synergies and efficiencies, as well as to selectively enter several new regions annually. The Company may also selectively consider acquisition or consolidation opportunities involving other public companies or large privately-held companies. The Company's strategy for improving internal growth is to consolidate and integrate operations, improve operating efficiencies, provide high levels of customer service, market to new customers and maintain strict cost controls.

  United Waste Systems, Inc. was incorporated in the State of Delaware in 1989. Its executive offices are located at Four Greenwich Office Park, Greenwich, Connecticut 06830, and its telephone number is (203) 622-3131.

                              RECENT DEVELOPMENTS

ACQUISITIONS COMPLETED SINCE OCTOBER 1, 1996

  From October 1, 1996 through February 12, 1997, the Company completed 36 acquisitions, including 21 "tuck-in" acquisitions. (A tuck-in acquisition is one in which the Company acquires a collection company's vehicles and assumes the service rights and obligations relating to such company's customers, which are then fully integrated into one of the Company's existing collection operations). In connection with these acquisitions (other than the tuck-in acquisitions), the Company acquired: (i) four nonhazardous landfill operations (all of which the Company operates on behalf of municipalities), (ii) 15 nonhazardous waste collection companies, and (iii) 10 transfer stations (three of which the Company operates on behalf of municipalities). The landfill operations are located in California (2), Colorado (1) and New Mexico (1). The collection companies are located in Arizona (1), California (2), Colorado (3), Kentucky (1), Maine (2), Massachusetts (1), Michigan (1), New Mexico (3) and North Dakota (1). The transfer stations are located in California (2), Colorado
(4), Kentucky (1), Maine (1), Massachusetts (1) and Michigan (1).

LETTERS OF INTENT

  The Company has entered into 20 non-binding letters of intent relating to possible acquisitions and is in discussions with a number of additional potential acquisition candidates. In addition, the Company has an option to purchase certain operations. These letters of intent and the option relate to the possible acquisition by the Company of 19 nonhazardous solid waste collection companies, two nonhazardous landfill operations and three transfer stations. Based upon information provided to the Company in connection with its preliminary investigation of these businesses, the Company estimates that the aggregate annualized revenues of these businesses is approximately $70 million. However, in view of the preliminary nature of this estimate, there can be no assurance that actual revenues will not differ. Furthermore, in view of the fact that these letters of intent are nonbinding and that the Company has not completed its due diligence investigations with respect to these potential acquisitions, the Company cannot predict whether these letters of intent will lead to definitive agreements or whether the terms of any such definitive agreements will be the same as the terms contemplated by the letters of intent.

AMENDMENT OF CREDIT FACILITY

  The Company's credit facility was amended in December 1996 to, among other things, eliminate certain covenants and lower borrowing costs. The credit facility as so amended (the "Credit Facility") provides for a $190 million, three year, secured revolving credit facility due December 1999. Outstanding loans under the Credit Facility bear interest at a rate per annum equal to the Eurodollar Rate (Reserve Adjusted) (as defined in the loan agreement providing for the Credit Facility) applicable to each interest period plus 0.625% to 1.25% per annum or the Alternate Reference Rate (as so defined) from time to time in effect. The Credit Facility also allows the Company to obtain up to $90 million in letters of credit. The aggregate amount that the Company is permitted to borrow under the Credit Facility is reduced by the aggregate face amount of all outstanding letters of credit issued thereunder. The Credit Facility is secured by the stock of the Company's subsidiaries, restricts the Company from granting other liens on its assets (subject to certain limited exceptions), and requires the Company to comply with certain covenants including, but not limited to, maintenance of certain financial ratios, limitations on additional indebtedness, limitations on capital expenditures and a prohibition on the Company's payment of cash dividends on its Common Stock. The Credit Facility also currently requires that the consent of the lenders be obtained in order for the Company to make an acquisition that provides for an aggregate cash purchase price of $50 million or more. In addition, the Credit Facility prohibits the Company from using more than $15 million of its cash to secure closure and post-closure obligations that the Company may have relating to its landfills. At February 11, 1997, the aggregate outstanding indebtedness under the Credit Facility amounted to $43.6 million.

                                  THE OFFERING

Common Stock offered by the
 Company (the "Offering")......... 3,000,000 shares
Common Stock to be outstanding
 after the Offering(1)............ 42,065,797 shares
Use of proceeds................... The Company intends to use the net proceeds of the Offering (i) to repay approximately
                                   $43.6 million of outstanding indebtedness
                                   under the Company's revolving Credit
                                   Facility and (ii) to fund acquisitions and
                                   for general corporate purposes. See "Use of
                                   Proceeds."
Nasdaq Symbol..................... UWST

--------
(1) Common Stock outstanding does not include the following shares of Common Stock that were issuable as of February 7, 1997: (i) 4,952,225 shares issuable upon the exercise of outstanding warrants and options (exercisable at prices ranging from $2.61 to $37.88 per share) and (ii) approximately 4,615,384 shares issuable upon conversion of the Company's outstanding 4 1/2% Convertible Subordinated Notes due 2001 at a conversion price of $32.50 per share.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                             NINE MONTHS ENDED
                                YEAR ENDED DECEMBER 31,        SEPTEMBER 30,
                               ----------------------------  ------------------
                                 1993      1994      1995      1995      1996
                               --------  --------  --------  --------  --------
INCOME STATEMENT DATA:
Revenues.....................  $109,006  $146,043  $228,377  $160,290  $241,885
Cost of operations...........    68,200    88,612   140,814    99,197   149,596
Selling, general and
 administrative expense......    20,440    22,527    34,841    24,870    38,813
                               --------  --------  --------  --------  --------
Income from operations.......    20,366    34,904    52,722    36,223    53,476
Interest expense.............     4,705     6,424    10,061     6,931    11,055
Other (income) expense, net..      (825)     (474)     (948)     (712)    1,131
                               --------  --------  --------  --------  --------
Income before provision for
 pro forma income taxes(1)...    16,486    28,954    43,609    30,004    41,290
Provision for pro forma in-
 come taxes(1)...............     4,921    10,009    16,779    11,609    17,477
                               --------  --------  --------  --------  --------
Pro forma net income.........    11,565    18,945    26,830    18,395    23,813
Net deductions from pro forma
 income available to common
 stockholders(2).............     1,655     1,275       373       373       --
                               --------  --------  --------  --------  --------
Pro forma income available to
 common stockholders.........  $  9,910  $ 17,670  $ 26,457  $ 18,022  $ 23,813
                               ========  ========  ========  ========  ========
Pro forma primary earnings
 per common share and common
 equivalent share(3).........  $   0.49  $   0.68  $   0.77  $   0.54  $   0.60
                               ========  ========  ========  ========  ========
Pro forma fully diluted earn-
 ings per common share and
 common equivalent share(3)..  $   0.48  $   0.65  $   0.77  $   0.53  $   0.60
                               ========  ========  ========  ========  ========

                                                  AS OF SEPTEMBER 30, 1996
                                                  -----------------------------
                                                   ACTUAL      AS ADJUSTED(4)
                                                  ------------ ----------------
BALANCE SHEET DATA:
Cash and cash equivalents........................ $     32,730         $93,480
Working capital..................................       23,298          84,048
Total assets.....................................      705,562         766,312
Long-term debt...................................      261,908         261,908
Obligations under capital leases, long term
 portion.........................................          405             405
Nonrecourse revenue bonds........................        9,100           9,100
Accrued landfill costs...........................       37,808          37,808
Stockholders' equity.............................      279,786         384,086

--------
(1) Certain of the companies that the Company acquired in transactions accounted for as pooling-of-interests were Subchapter S Corporations or partnerships prior to being acquired. In general, the income or loss of a Subchapter S Corporation or partnership is passed through to its owners rather than being subjected to taxes at the entity level. Pro forma net income reflects a provision for income taxes on a pro forma basis for all periods presented as if all such companies were liable for federal and state income taxes as taxable corporate entities for all periods presented.
(2) Reflects deductions for dividends on preferred stock and certain interest expense adjustments related to use of the treasury stock method of calculating earnings per share.
(3) Pro forma primary earnings per common share for the years ended December 31, 1993, 1994 and 1995 and the nine months ended September 30, 1995 and 1996 are computed based upon weighted average equivalent shares outstanding of 20,108,379, 26,076,421, 34,693,501, 33,973,901 and 39,453,530, respectively. Pro forma fully diluted earnings per common share for the years ended December 31, 1993, 1994, 1995 and the nine months ended September 30, 1995 and 1996 are based upon weighted average equivalent shares outstanding of 20,840,881, 29,153,689, 34,898,801, 34,503,766 and 41,331,820, respectively.
(4) As adjusted to give effect to (i) the incurrence subsequent to September 30, 1996, of $43.6 million of indebtedness under the Company's Credit Facility and (ii) the Offering, based upon an assumed initial public offering price of $36.75 per share (the last reported sale price of the Common Stock on February 11, 1997), and the application of $43.6 million of the estimated net proceeds to repay such indebtedness and, pending the final application of the remaining proceeds as described under "Use of Proceeds," the temporary investment thereof in cash equivalents.

                                 RISK FACTORS

  In addition to the other information in this Prospectus Supplement and accompanying Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing shares of the Common Stock offered hereby. Information contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus contains "forward-looking statements." There can be no assurance, however, that the actual results will not differ materially from the Company's expectations, statements or projections. Factors that could cause actual results to differ from the Company's expectations, statements or projections include the risks and uncertainties relating to the Company's business described below.

RISKS ASSOCIATED WITH ACQUISITIONS

  Although the Company performs an investigation of each business that it acquires, there may nevertheless be liabilities that the Company fails or is unable to discover, including liabilities arising from environmental contamination, non-compliance by prior owners or operators with environmental laws or regulatory requirements or poor management practices by prior owners or operators, and for which the Company, as a successor owner or operator, may be responsible. The Company seeks to minimize the impact of these liabilities by obtaining indemnities and warranties from the seller which may be supported by deferring payment of a portion of the purchase price. However, these indemnities and warranties, if obtained, may not fully cover the liabilities due to their limited scope, amount, or duration, the financial limitations of the indemnitor or warrantor, or other reasons.

  As the Company completes acquisitions in a region, it seeks to achieve synergies and efficiencies through the integration of newly acquired and existing operations in the region. There can be no assurance, however, that the Company will be successful in this regard or that such efforts may not in certain circumstances adversely affect its existing operations.

EXTENSIVE ENVIRONMENTAL AND LAND USE LAWS AND REGULATIONS

  The Company is subject to extensive and evolving environmental and land use laws and regulations, which are becoming increasingly stringent as a result of greater public interest in protecting the environment. These laws and regulations affect the Company's business in many ways, including as set forth below.

  EXTENSIVE PERMITTING REQUIREMENTS. In order to develop and operate a landfill or other solid waste management facility, it is necessary for the Company to obtain and maintain in effect various facility permits and other governmental approvals, including those related to zoning, environmental and land use. The Company may also be required to obtain other or similar permits and approvals to expand its existing landfill operations and other solid waste management operations. These permits and approvals are difficult, time consuming and costly to obtain, may be subject to community opposition, opposition by various local elected officials or citizens, regulatory delays and other uncertainties, and may be dependent upon the Company's facilities being included in state or local solid waste management plans and the Company's entering into satisfactory host agreements with local communities. In addition, after an operating permit for a landfill or other facility is obtained, the permit may be subject to modification, renewal or revocation by the issuing agency, which may increase the Company's obligations and reopen opportunities for opposition relating to the permit. Moreover, from time to time, regulatory agencies may impose moratoria on, or otherwise delay, the review or grant of these permits or approvals or they may modify the procedures or increase the stringency of the standards applicable to such review or the grant of such permits or approvals. For example, a Massachusetts state regulatory agency imposed a moratorium in late 1995 on the review of applications for landfill expansion and construction permits and has proposed new, more stringent criteria to govern such permit issuances after the moratorium is lifted. The state regulatory agency has indicated that the moratorium may be lifted in 1998, although there can be no assurance of this. The Company is engaged in discussions with the regulatory agency regarding the moratorium, which if continued to be applied would delay regulatory review of the Company's permit applications for new cell construction required at its Barre and Holyoke landfills to replace the existing cells which might otherwise be exhausted in 1998. There can be no assurance that the Company will be successful in obtaining and maintaining in effect the permits and approvals required for the successful operation and growth of its business, including permits and approvals required for the development of additional disposal capacity needed to replace existing capacity that is exhausted. The failure by the Company to obtain or maintain in effect a permit or agreement significant to its business could adversely affect the Company's business and financial condition. See "-- Capitalized Expenditures."

  DESIGN, OPERATION AND CLOSURE REQUIREMENTS. The design, operation and closure of landfills are subject to extensive regulations. These regulations include, among others, the regulations (the "Subtitle D Regulations") establishing minimum federal requirements adopted by the United States Environmental Protection Agency (the "EPA") in October 1991 under Subtitle D of the Resource Conservation and Recovery Act of 1976 ("RCRA"), which regulations generally became effective on October 9, 1993 (except for new financial assurance requirements, which are scheduled to become effective April 9, 1997). The Subtitle D Regulations require all implementing states to adopt regulations regarding landfill design, operation, closure and post-closure that are as stringent as, or more stringent than, the Subtitle D Regulations. All states in which the Company operates landfills have in place extensive landfill regulations which have been updated or replaced with new regulations at least as stringent as the Subtitle D requirements. These federal and state regulations include, among other things, requirements that the Company monitor groundwater, control leachate and air emissions, post financial assurances, and fulfill landfill closure and post-closure obligations. These regulations could also require the Company to undertake investigatory or remedial activities, to curtail operations or to close a landfill temporarily or permanently. Furthermore, future changes in these regulations may require the Company to modify, supplement, or replace equipment or facilities or increase the amount of financial guarantees at costs which could be substantial.

  LEGAL AND ADMINISTRATIVE PROCEEDINGS. In the ordinary course of its business, the Company may become involved in a variety of legal and administrative proceedings relating to land use and environmental laws and regulations. These may include proceedings by federal, state or local agencies seeking to impose civil or criminal penalties on the Company for violations of such laws and regulations, or to impose liability on the Company under RCRA, Superfund (as discussed below) or comparable state statutes, or to revoke, or deny renewal of, a permit; actions brought by citizens' groups, adjacent landowners or governmental entities opposing the issuance of a permit or approval to the Company or alleging violations of the permits pursuant to which the Company operates or laws or regulations to which the Company is subject; and actions seeking to impose liability on the Company for any environmental damage at its owned or operated facilities (or at facilities formerly owned by the Company or its predecessors) or damage that those facilities or other properties may have caused to adjacent landowners or others, including groundwater, soil or air contamination or personal injury. These may arise out of the presence of hazardous substances in landfills, methane or odor emissions or other conditions. The Company could incur substantial legal expenses during the course of the aforementioned proceedings, and the adverse outcome of one or more of these proceedings could adversely affect the Company's business and financial condition.

  During the ordinary course of its operations, the Company has from time to time received, and expects that it may in the future from time to time receive, citations or notices from governmental authorities that its operations are not in compliance with its permits or certain applicable environmental or land use laws and regulations. The Company generally seeks to work with the authorities to resolve the issues raised by such citations or notices. There can be no assurance, however, that the Company will always be successful in this regard, and the failure to resolve a significant issue in a favorable manner could result in one or more of the adverse consequences to the Company described below under "--Potential Liabilities."

  POTENTIAL LIABILITIES. There may be various adverse consequences to the Company in the event that a facility owned or operated by the Company (or by a predecessor owner or operator whose liabilities the Company may have acquired expressly or under successor or other liability theories) causes environmental damage, in the event that waste transported by the Company (or a predecessor) causes or threatens to cause environmental damage at another site, or in the event that the Company (or a predecessor) fails to comply with applicable environmental and land use laws and regulations or the terms of a permit or outstanding administrative or consent order. These may include the imposition of substantial monetary penalties on the Company; the issuance of orders requiring the curtailment or termination of the operations involved or affected; the revocation, denial or deferral of review of permits or other approvals necessary for continued operation or landfill expansion; capacity reductions or acceleration of closure requirements; the imposition of liability on the Company in respect of any environmental damage (including groundwater or soil contamination) at its facilities or that its landfills or other Company owned or operated facilities caused to adjacent landowners or others or to natural resources or environmental damage at another site associated with waste transported by the Company; the imposition of liability on the Company under Superfund or under comparable state laws; the imposition of liability on the Company in personal injury lawsuits; and criminal liability for the Company or its officers. Any of the foregoing could adversely affect the Company's business and financial condition.

  The Comprehensive Environmental Response, Compensation, and Liability Act of 1980 ("Superfund") and analogous state laws impose retroactive strict joint and several liability on certain parties that have owned, operated or sent waste to a site from which there has been, or is threatened, a release of any hazardous substance (as defined by Superfund) into the environment. Liability under RCRA, Superfund and analogous state laws may include responsibility for costs of site investigations, site cleanup, natural resources damages and property damages. Liabilities under RCRA, Superfund and analogous state laws can be very substantial and, if imposed upon the Company, could adversely affect the Company's business and financial condition.

  In the ordinary course of its landfill and waste management and disposal operations and in connection with its review of landfills and other operations to be acquired, the Company has discovered, and may in the future discover, indications of groundwater contamination at certain landfills. In such events, the Company has sought or been required to determine the magnitude and source of the problem and, if appropriate or required by applicable regulations, to design and implement measures to monitor, remedy, and/or halt the spread of, the contamination. There can be no assurance, however, that contamination discovered at a landfill or other solid waste management facilities will not result in one or more of the significant adverse consequences to the Company described above.

  TYPE, QUANTITY AND SOURCE LIMITATIONS. Certain permits and approvals may limit the types of waste that may be accepted at a landfill or the quantity of waste that may be accepted at a landfill during a given time period. In addition, certain permits and approvals, as well as certain state and local regulations, may seek to limit a landfill to accepting waste that originates from specified geographic areas or seek to restrict the importation of out-of-state waste or otherwise discriminate against out-of-state waste. Generally, such legislative or regulatory restrictions on the importation of out-of-state waste have not to date withstood judicial challenge. However, from time to time, federal legislation is proposed which would allow individual states to prohibit the disposal of out-of-state waste or to limit the amount of out-of-state waste that could be imported for disposal and would require states, under certain circumstances, to reduce the amounts of waste exported to other states. Although no such federal legislation has to date been enacted, if such federal legislation should be enacted in the future, states in which the Company operates landfills could act to limit or prohibit the importation of out-of-state waste. Such state actions could adversely affect the Company's landfills within those states that receive a significant portion of waste originating from other states.

  In addition, certain states and localities may for economic or other reasons restrict the exportation of waste from their jurisdiction or require that a specified amount of waste be disposed of at facilities within their jurisdiction. In 1994, the United States Supreme Court held unconstitutional, and therefore invalid, a local ordinance that sought to impose flow controls on taking waste out of the locality. However, certain state and local jurisdictions continue to seek to enforce such restrictions through legislation or contractually and, in certain cases, the Company may elect not to challenge such restrictions based upon various considerations. In addition, the aforementioned federal legislation that has from time to time been proposed could, if enacted, allow states and localities to impose certain flow control restrictions. These restrictions could result in the volume of waste going to landfills being reduced in certain areas, which may adversely affect the Company's ability to operate its landfills at their full capacity and/or reduce the prices that can be charged for landfill disposal services. These restrictions may also result in higher disposal costs for the Company's collection operations. If the Company were unable to pass such higher costs through to its customers, the Company's results of operations could be adversely affected.

LIMITS ON INSURANCE COVERAGE

  Subject to limited exceptions, the Company does not carry insurance for environmental liability (other than insurance that is equivalent to self insurance) because the Company believes that the cost for such insurance is high relative to the coverage it would provide. Consequently, if the Company were to incur liability for environmental damage, its business and financial condition could be adversely affected. With the exception of insurance coverage for environmental liability, the Company carries a broad range of insurance for the protection of its assets and operations. However, the Company's blanket insurance policy, which covers workers compensation, automobile and general liability, is subject to a deductible of $250,000 per incident.

ONGOING CAPITAL REQUIREMENTS

  To the extent that the proceeds from the Offering, internally generated cash and cash available under the Company's Credit Facility are not sufficient to provide the cash required for future operations, capital expenditures, acquisitions, debt repayment obligations and/or financial assurance obligations, the Company will require additional equity and/or debt financing in order to provide such cash. There can be no assurance, however, that such financing will be available or, if available, will be available on terms satisfactory to the Company. The Company intends to pay for future acquisitions using cash, capital stock, assumption of indebtedness and/or notes, although there can be no assurance that the owners of the businesses that the Company may wish to acquire will be willing to accept non-cash consideration in whole or in part.

CAPITALIZED EXPENDITURES

  In accordance with generally accepted accounting principles, the Company capitalizes certain expenditures and advances relating to its acquisitions, pending acquisitions and landfill development and expansion projects. Indirect acquisition costs, such as executive salaries, general corporate overhead, public affairs and other corporate services, are expensed as incurred. The Company's policy is to charge against earnings any unamortized capitalized expenditures and advances (net of any portion thereof that the Company estimates will be recoverable, through sale or otherwise) relating to any operation that is permanently shut down, any pending acquisition that is not consummated, and any landfill development or expansion project that is not successfully completed. There can be no assurance that the Company in future periods will not be required to incur a charge against earnings in accordance with such policy, which charge, depending upon the magnitude thereof, could adversely affect the Company's results of operations.

AVAILABILITY OF ACQUISITION TARGETS

  The Company's ongoing acquisition program is a key element of its strategy for expanding as an integrated provider of nonhazardous solid waste management services. Consequently, the future growth of the Company depends in large part upon the successful continuation of this program. The Company, however, in some cases may encounter substantial competition in its efforts to acquire landfills and collection operations and there can be no assurance that the Company will succeed in locating appropriate acquisition candidates that can be acquired at price levels that the Company considers appropriate.

COMMODITY RISK UPON RESALE OF RECYCLABLES

  A portion of the Company's revenues from waste reuse and reduction programs is derived from the sale of recyclable waste products. The resale prices of, and demand for, recyclable waste products can vary significantly and are subject to changing market conditions. Accordingly, the Company's revenues from such sales may materially vary from period to period.

ALTERNATIVES TO LANDFILL DISPOSAL

  Alternatives to landfill disposal, such as recycling and composting, are increasingly being used. In addition, in certain of the Company's markets, incineration is an alternative to landfill disposal. There also has been an increasing trend at the state and local levels to mandate recycling and waste reduction at the source and to prohibit the disposal of certain type of wastes, such as yard wastes, at landfills. These developments may result in the volume of waste going to landfills being reduced in certain areas, which may affect the Company's ability to operate its landfills at their full capacity and/or affect the prices that can be charged for landfill disposal services.

FINANCIAL ASSURANCE OBLIGATIONS

  The Company is usually required to post a performance bond or a bank letter of credit or to provide other forms of financial assurance in connection with municipal residential collection contracts and the operation, closure and post-closure of landfills. If the Company were unable to obtain surety bonds or letters of credit in sufficient amounts or at reasonable rates, or to provide other required forms of financial assurance, it might be precluded from entering into additional municipal collection contracts or obtaining or retaining required landfill permits and approvals.

COMPETITION

  The solid waste collection and disposal business is highly competitive and requires substantial amounts of capital. The Company competes with numerous waste management companies, a number of which have significantly larger operations and greater resources than the Company. The Company also competes with those counties and municipalities that maintain their own waste collection and disposal operations. These counties and municipalities may have financial advantages due to the availability to them of tax revenues and tax exempt financing. In addition, competitors may reduce the price of their services in an effort to expand market share or to win competitively bid municipal contracts.

ECONOMIC CONDITIONS

  The Company's business is affected by general economic conditions. There can be no assurance that an economic downturn will not result in a reduction in the volume of waste being disposed of at the Company's operations and/or the price that the Company can charge for its services.

WEATHER CONDITIONS

  Protracted periods of inclement weather may adversely affect the Company's operations by interfering with collection and landfill operations, delaying the development of landfill capacity and/or reducing the volume of waste generated by the Company's customers. In addition, particularly harsh weather conditions may result in the temporary suspension of certain of the Company's operations.

SEASONALITY

  The Company's revenues tend to be somewhat lower in the winter months. This is generally reflected in the Company's first quarter results and may also be reflected in its fourth quarter results. This is primarily attributable to the fact that (i) the volume of waste relating to construction and demolition activities and activities relating to the remediation of contaminated soils tends to increase in the spring and summer months and (ii) the volume of waste relating to industrial and residential waste in the regions where the Company operates tends to decrease during the winter months.

DEPENDENCE ON SENIOR MANAGEMENT

  The Company is highly dependent upon its senior management team. The loss of the services of any member of senior management may have a material adverse effect on the Company. The Company does not maintain "key man" life insurance with respect to members of senior management.

                                USE OF PROCEEDS

  The net proceeds to the Company from the Offering are estimated to be $104.3 million ($120.0 million if the Underwriters' over-allotment option is exercised in full), based upon an assumed initial public offering price of $36.75 per share (the last reported sale price of the Common Stock on February 11, 1997) and after deduction of the estimated underwriting discount and offering expenses. The Company expects to use such net proceeds (i) to repay approximately $43.6 million of outstanding indebtedness under the Company's revolving Credit Facility and (ii) to fund acquisitions and for general corporate purposes.

  At February 11, 1997, the outstanding amount of indebtedness under the Credit Facility was $43.6 million and the weighted average interest rate on such indebtedness was 6.19%. The proceeds from the outstanding indebtedness under the Credit Facility were used primarily to fund acquisitions. See "Recent Developments--Amendment of Credit Facility" for additional information regarding the Credit Facility.

                          PRICE RANGE OF COMMON STOCK

  The Common Stock of the Company is quoted on the Nasdaq National Market under the symbol "UWST." The table below sets forth, for the periods indicated, the high and low reported sales prices of the Common Stock on the Nasdaq National Market:

                                                                 HIGH     LOW
                                                                ------- -------
1995
  1st Quarter.................................................. $   15  $11 1/2
  2nd Quarter..................................................     18   13 5/8
  3rd Quarter..................................................  21 7/8  17 1/4
  4th Quarter..................................................  21 5/8     18
1996
  1st Quarter.................................................. $25 3/4 $17 7/8
  2nd Quarter..................................................  32 1/4  24 1/4
  3rd Quarter..................................................  35 1/2  23 3/4
  4th Quarter..................................................  38 3/4  28 3/4
1997
  1st Quarter (through February 11, 1997)...................... $38 1/2 $31 1/2

  On February 11, 1997, the last reported sales price of the Common Stock was $36.75 per share.

                                DIVIDEND POLICY

  No cash dividends have been paid to date by the Company on its Common Stock. The Company intends to retain all earnings for the foreseeable future for use in the operation and expansion of its business and, accordingly, the Company currently has no plans to pay dividends on its Common Stock. The payment of any future dividends will be determined by the Board of Directors in light of conditions then existing, including the Company's earnings, financial condition and requirements, restrictions in financing agreements, business conditions and other factors. Under the terms of the Credit Facility, the Company at present is prohibited from paying cash dividends on its Common Stock. See "Recent Developments--Amendment of Credit Facility."

                                CAPITALIZATION
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

  The following table sets forth the capitalization of the Company as of September 30, 1996, and as adjusted to give effect to (i) the incurrence subsequent to September 30, 1996, of $43.6 million of indebtedness under the Company's Credit Facility, (ii) the Offering, based upon an assumed initial public offering price of $36.75 per share (the last reported sale price of the Common Stock on February 11, 1997) and after deduction of the estimated underwriting discount and offering expenses, and (ii) the application of $43.6 million of the estimated net proceeds to repay such indebtedness under the Credit Facility as described under "Use of Proceeds."

                                                     AS OF SEPTEMBER 30, 1996
                                                     ---------------------------
                                                       ACTUAL      AS ADJUSTED
                                                     ------------ --------------
                                                           (UNAUDITED)
Short-term debt and current maturities of long-term
 debt, nonrecourse revenue bonds and capital lease
 obligations.......................................  $      4,077  $      4,077
                                                     ============  ============
Long-term debt and capital leases, net of current
 maturities:
  Notes and mortgages..............................  $    111,908      $111,908
  Convertible subordinated notes...................       150,000       150,000
  Credit facility..................................            --            --
  Obligations under capital leases.................           405           405
                                                     ------------  ------------
    Total long-term debt and capital leases........       262,313       262,313
Nonrecourse revenue bonds..........................         9,100         9,100
Stockholders' equity:
  Preferred Stock, $.001 par value, 5,000,000
   shares authorized; none issued and outstanding..
  Common Stock, $.001 par value, 75,000,000 shares
   authorized; 37,237,959 shares issued and
   outstanding; 40,237,959 shares issued and
   outstanding as adjusted(1)......................            37            40
  Additional paid-in capital.......................       219,504       323,801
  Retained earnings................................        60,245        60,245
                                                     ------------  ------------
    Total stockholders' equity.....................       279,786       384,086
                                                     ------------  ------------
    Total capitalization...........................  $    551,199      $655,499
                                                     ============  ============

--------
(1) Common Stock outstanding does not include the following shares of Common Stock that were issuable as of February 7, 1997: (i) 4,952,225 shares issuable upon the exercise of outstanding warrants and options (exercisable at prices ranging from $2.61 to $37.88 per share) and (ii) approximately 4,615,384 shares issuable upon conversion of the Company's outstanding 4 1/2% Convertible Subordinated Notes due 2001 at a conversion price of $32.50 per share. Common Stock outstanding also does not include 1,827,838 shares of Common Stock that were issued subsequent to September 30, 1996, in connection with acquisitions and the exercise of options and warrants.

                                 UNDERWRITING

  Subject to the terms and conditions of the Pricing Agreement relating to the Common Stock offered hereby, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Morgan Grenfell Inc. are acting as representatives, has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite its name below:

                                                                    NUMBER OF
                                                                    SHARES OF
       UNDERWRITER                                                 COMMON STOCK
       -----------                                                 ------------
   Goldman, Sachs & Co. ..........................................
   Merrill Lynch, Pierce, Fenner & Smith
        Incorporated..............................................
   Deutsche Morgan Grenfell Inc...................................
                                                                    ---------
         Total....................................................  3,000,000
                                                                    =========

  Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

  The Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities
dealers at such price less a concession of $   per share. The Underwriters may
allow, and such dealers may reallow, a concession not in excess of $    per
share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

  The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus Supplement to purchase up to an aggregate of 450,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 3,000,000 shares of Common Stock offered.

  The Company has agreed that, during the period beginning on the date of this Prospectus Supplement and continuing to and including the 90th day after such date, the Company will not, without the prior written consent of Goldman, Sachs & Co., offer, sell, contract to sell or otherwise dispose of, or file any registration statement (other than a registration statement relating to securities that the Company may sell pursuant to clause (a), (b) or (c) below) with respect to, any shares of Common Stock, any securities of the Company substantially similar to the Common Stock, or any security exchangeable or exercisable for or convertible into Common Stock or any such substantially similar security (any such security, a "Covered Security"), other than (a) pursuant to employee stock option plans existing as of the date hereof (as such plans may hereafter be amended with stockholder approval) or in connection with other employee incentive compensation arrangements consistent with past practice, or upon the exercise of options heretofore or hereafter granted pursuant to such plans or arrangements, (b) upon the conversion of convertible securities or exercise of warrants or options, in each case as outstanding on the date hereof, or (c) shares of Common Stock or other Covered Securities issued as consideration for acquisitions of businesses, properties or assets. Each director and executive officer of the Company has agreed that he will not, directly or indirectly, without the prior written consent of Goldman, Sachs & Co., publicly offer, sell, contract to sell or otherwise publicly dispose of (which shall be deemed to include, without limitation, the entering into of any cash-settled derivative instrument) any Covered Securities during the period beginning on the date of this Prospectus Supplement and continuing to and including the 90th day after such date.

  In connection with this offering, certain Underwriters and selling group members (if any) or their respective affiliates who are qualifying registered market makers on NASDAQ, may engage in passive market making transactions in the Common Stock of the Company on NASDAQ in accordance with Rule 10b-6A under the Securities Exchange Act of 1934 during the two business day period before commencement of offers or sales of the Common Stock. The passive market transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

  The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

  Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Morgan Grenfell Inc., and certain other Underwriters have from time to time provided, and may in the future provide, certain investment banking services to the Company. Goldman, Sachs & Co. serves on an ongoing basis as the remarketing agent with respect to certain of the Company's tax-exempt bonds.

                           VALIDITY OF COMMON STOCK

  The validity of the Common Stock being sold in the Offering is being passed upon for the Company by Ehrenreich & Krause, New York, New York, and for the Underwriters by Sullivan & Cromwell, New York, New York. Certain legal matters relating to environmental law will be passed upon for the Company by Proskauer Rose Goetz & Mendelsohn LLP, New York, New York, as special environmental counsel to the Company.

PROSPECTUS

                                 $150,000,000

                          UNITED WASTE SYSTEMS, INC.

                                DEBT SECURITIES
                                PREFERRED STOCK
                                 COMMON STOCK
                                   WARRANTS

                               ----------------

  United Waste Systems, Inc. (the "Company") may offer from time to time (i) Debt Securities ("Debt Securities"), which may be either senior debt securities ("Senior Securities") or subordinated debt securities ("Subordinated Securities"), consisting of debentures, notes and other unsecured evidences of indebtedness in one or more series, (ii) shares of Preferred Stock ("Preferred Stock") in one or more series, (iii) shares of Common Stock, par value $.001 per share ("Common Stock"), or (iv) Warrants ("Warrants") to purchase Debt Securities, Preferred Stock or Common Stock (such Debt Securities, Preferred Stock, Common Stock and Warrants being collectively referred to as "Securities"), at an aggregate initial offering price not to exceed U.S. $150,000,000 at prices and on terms to be determined at the time of sale.

  All of the Securities offered hereby are being offered for the account of the Company. None of the Securities are being offered for the account of any officer, director or other stockholder of the Company.

  The accompanying Prospectus Supplement sets forth certain of the terms of the particular Securities in respect of which this Prospectus is being delivered.

  The Senior Securities will rank equally with all other unsubordinated and unsecured indebtedness of the Company. The Subordinated Securities will be subordinated to all existing and future Senior Indebtedness (as defined) of the Company. All or a portion of any Debt Securities may be issued in permanent global form.

  The Company currently conducts substantially all its operations through subsidiaries, and the holders of Debt Securities (whether or not Subordinated Securities) will be structurally subordinated to the creditors of the Company's subsidiaries.

  The Company may sell Securities to or through underwriters, and also may sell Securities directly to other purchasers or through agents. The accompanying Prospectus Supplement sets forth the names of any underwriters or agents involved in the sale of the Securities in respect of which this Prospectus is being delivered, the principal amounts, if any, to be purchased by underwriters and the compensation, if any, of such underwriters or agents. See "Plan of Distribution."

                               ----------------

 THESE  SECURITIES HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY THE  SECURITIES
   AND  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR  HAS THE
     SECURITIES   AND  EXCHANGE  COMMISSION   OR  ANY  STATE   SECURITIES
       COMMISSION  PASSED  UPON  THE   ACCURACY  OR  ADEQUACY  OF  THIS
         PROSPECTUS.  ANY   REPRESENTATION  TO  THE  CONTRARY   IS  A
           CRIMINAL OFFENSE.

                               ----------------

               THE DATE OF THIS PROSPECTUS IS FEBRUARY 12, 1997

  United Waste Systems, Inc., was incorporated in the State of Delaware in 1989. Its executive offices are located at Four Greenwich Office Park, Greenwich, Connecticut 06830, and its telephone number is (203) 622-3131.

  No person is authorized to give any information or to make any representation not contained or incorporated by reference in this Prospectus or in the accompanying Prospectus Supplement, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any underwriter, agent or dealer. This Prospectus does not constitute an offer to sell or a solicitation of an offer by buy any securities other than the Securities in respect of which this Prospectus is delivered or an offer of any securities in any jurisdiction to any person where such an offer would be unlawful. Neither the delivery of this Prospectus or any Prospectus Supplement nor any sales made hereunder or thereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since their respective dates.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the Commission at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

  The Company makes certain filings with the Commission electronically. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

  The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto, as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Securities reference is hereby made to such Registration Statement and the exhibits filed therewith or incorporated therein by reference. The Registration Statement, including the exhibits filed therewith or incorporated therein by reference, may be inspected without charge at the public reference facilities maintained by the Commission and at the Commission's regional offices at the addresses stated above. Copies of these documents may be obtained from the Public Reference Section of the Commission at its office in Washington, D.C., set forth above at prescribed rates.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed with the Commission are incorporated into this Prospectus by reference:

    1. The Company's Annual Report on Form 10-K for the year ended December 31, 1995; the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1996 and Amendment No. 1 thereto on Form 10-Q/A; the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996; and the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1996.

    2. The Company's Report on Form 8-K dated September 19, 1995 (filed on October 4, 1995) and Amendment No. 1 thereto (filed in December 1995).

    3. The Company's Report on Form 8-K dated May 31, 1996.

    4. The Company's Report on Form 8-K dated June 18, 1996.

    5. The Company's Report on Form 8-K dated June 28, 1996 (filed on August 23, 1996).

    6. The Company's Report on Form 8-K dated September 27, 1996 (filed on November 8, 1996).

    7. The Company's Reports on Form 10-C dated March 8, 1996, and June 18, 1996, respectively.

    8. The Company's definitive proxy statement dated April 22, 1996, relating to its 1996 Annual Meeting of Stockholders.

    9. The description of the Company's Common Stock which is contained in its Registration Statement on Form 8-A dated November 16, 1992, filed under the Exchange Act.

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will furnish without charge to each person (including any beneficial owner) to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Requests for such copies should be directed to United Waste Systems, Inc., Attention: Corporate Secretary, Four Greenwich Office Park, Greenwich, Connecticut 06830, telephone: (203) 622-3131.

                                USE OF PROCEEDS

  Except as otherwise described in a Prospectus Supplement relating to particular Securities, the net proceeds from the sale of Securities will be used for general corporate purposes, which may include acquisitions, refinancing of indebtedness, working capital, capital expenditures and repurchases and redemptions of securities.

                    RATIO OF EARNINGS TO FIXED CHARGES AND
       EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

                                      YEAR ENDED DECEMBER 31,  NINE MONTHS
                                      ------------------------    ENDED
                                      1991 1992 1993 1994 1995 SEPTEMBER 30
                                      ---- ---- ---- ---- ----     1996
                                                               ------------
Ratio of earnings to fixed
 charges(1).......................... 0.6  2.0  4.1  4.9  4.6      4.2
Ratio of earnings to combined fixed
 charges and preferred stock
 dividends(2)........................ 0.6  1.3  3.0  4.2  4.5      4.2

--------
(1) For purposes of computing such ratio, (i) earnings consist of income before income taxes plus fixed charges (other than interest capitalized) and (ii) fixed charges consist of interest expense, interest capitalized, amortization of debt issuance costs and discount and premium, and the estimated interest portion of rental expense.
(2) For purposes of computing such ratio, (i) earnings consist of income before income taxes plus fixed charges (other than interest capitalized) and preferred stock dividends and (ii) fixed charges and preferred stock dividends consist of interest expense, interest capitalized, amortization of debt issuance costs and discount and premium, the estimated interest portion of rental expense and preferred stock dividends.

                        DESCRIPTION OF DEBT SECURITIES

  The Debt Securities constitute either Senior Securities or Subordinated Securities. Debt Securities may be issued from time to time under one or more indentures, each dated as of a date on or prior to the issuance of the Debt Securities to which it relates. Senior Securities and Subordinated Securities may be issued pursuant to separate indentures (respectively, a "Senior Indenture" and a "Subordinated Indenture"), in each case between the Company and a trustee, which may be the same trustee, and in the form that has been filed as an exhibit to the Registration Statement of which this Prospectus is a part, subject to such amendments or supplements as may be adopted form time to time. Information regarding the trustee under the Senior Indenture (the "Senior Trustee") and the trustee under the Subordinated Indenture (the "Subordinated Trustee") will be included in any Prospectus Supplement relating to such Debt Securities. The Senior Indenture and the Subordinated Indenture are sometimes collectively referred to herein as the "Indentures;" and the Senior Trustee and the Subordinated Trustee are sometimes collectively referred to herein as the "Trustees" and individually as a "Trustee." The following discussion includes a summary description of the anticipated terms of the Indentures, other than terms which are specific to a particular series of Debt Securities and which will be described in the Prospectus Supplement relating to such series. However, if so indicated in a Prospectus Supplement, the terms of the Indentures applicable to a particular series of Debt Securities may differ from the terms set forth below. The following summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indentures, including the definitions therein of certain terms capitalized in this Prospectus. Wherever particular Sections or Articles or defined terms of the Indentures are referred to herein or in a Prospectus Supplement, such Sections or defined terms are incorporated herein or therein by reference.

  The Debt Securities may be issued from time to time in one or more series. The particular terms of each series of Debt Securities offered by any Prospectus Supplement or Prospectus Supplements will be described in such Prospectus Supplement or Prospectus Supplements relating to such series.

  Other than as may be indicated in the applicable Prospectus Supplement, there are no provisions of the Indentures which afford holders of the Debt Securities protection in the event of a highly leveraged transaction involving the Company.

GENERAL

  The Indentures do not limit the aggregate amount of Debt Securities which may be issued thereunder, and Debt Securities may be issued thereunder from time to time in separate series up to the aggregate amount from time to time authorized by the Company for each series. The Senior Securities will be unsecured and unsubordinated obligations of the Company and will rank equally and ratably with other unsecured and unsubordinated indebtedness of the Company. The Subordinated Securities will be subordinated in right of payment to the prior payment in full of the Senior Indebtedness (as defined) of the Company, as described below under "--Subordination of Subordinated Securities" and in a Prospectus Supplement applicable to an offering of Subordinated Securities.

  The applicable Prospectus Supplement or Prospectus Supplements will describe the following terms of the series of Debt Securities in respect of which this Prospectus is being delivered: (1) the title of such Debt Securities; (2) any limit on the aggregate principal amount of such Debt Securities; (3) whether any of such Debt Securities are to be issuable in permanent global form ("Global Security") and, if so, the terms and conditions, if any, upon which interests in such Debt Securities in global form may be exchanged, in whole or in part, for the individual Debt Securities represented thereby; (4) the person to whom any interest on any Debt Security of the series shall be payable if other than the person in whose name the Debt Security is registered on the Regular Record Date; (5) the date or dates on which such Debt Securities will mature; (6) the rate or rates of interest, if any, or the method of calculation thereof, which such Debt Securities will bear and, if interest will not be payable in cash, the terms of any securities of the Company to be issued in payment of interest; (7) the date or dates from which any such interest will accrue, the Interest Payment Dates on which any such interest on such Debt Securities will be payable and the Regular Record Date for any interest payable on any Interest Payment Date; (8) the place or places where the principal of, premium (if any) and interest on such Debt Securities will be payable; (9) whether such Debt Securities will be Senior Securities or Subordinated Securities; (10) the period or periods within which, the events upon the occurrence of which, the price or prices at which, such Debt Securities may, pursuant to any optional or mandatory provisions, be redeemed or purchased, in whole or in part, by the Company and any terms and conditions relevant thereto; (11) the obligation of the Company, if any, to redeem or repurchase such Debt Securities at the option of the Holders; (12) the denominations in which any such Debt Securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof; (13) the currency, currencies or currency unit or units of payment of principal of and any premium and interest on such Debt Securities if other than U.S. dollars;
(14) any index or formula used to determine the amount of payments of principal of or any premium and interest on such Debt Securities; (15) if the principal of or any premium or interest on such Debt Securities is to be payable, at the election of the Company or a Holder thereof, in one or more currencies or currency units other than that or those in which such Debt Securities are stated to be payable, the currency, currencies or currency units in which payment of the principal shall be payable, and the periods within which and the terms and conditions upon which such election is to be made; (16) if other than the full principal amount thereof, the portion of the principal amount of such Debt Securities of the series which will be payable upon declaration of the acceleration of the Maturity thereof; (17) the applicability of certain covenants for the benefit of the holders of such Debt Securities; (18) the applicability of any provisions described under "--Defeasance"; (19) the terms and conditions, if any, pursuant to which such Debt Securities are convertible or exchangeable into Common Stock or other securities; and (20) any other terms of such Debt Securities not inconsistent with the provisions of the respective Indentures.

  Debt Securities may be issued at a discount from their principal amount. United States Federal income tax considerations and other special considerations applicable to any such Original Issue Discount Securities may be described in the applicable Prospectus Supplement.

  If the purchase price of any of the Debt Securities is denominated in a foreign currency or currencies or a foreign currency unit or units or if the principal of and any premium and interest on any series of Debt Securities is payable in a foreign currency or currencies or a foreign currency unit or units, the restrictions, elections, general tax considerations, specific terms and other information with respect to such issue of Debt Securities and such foreign currency or currencies or foreign currency unit or units will be set forth in the applicable Prospectus Supplement.

SUBORDINATION OF SUBORDINATED SECURITIES

  The indebtedness evidenced by the Subordinated Securities will be subordinated and junior in right of payment to the extent set forth in the Subordinated Indenture to the prior payment in full of amounts then due on all Senior Indebtedness. No payment shall be made by the Company on account of principal of (or premium, if any) or interest on the Subordinated Securities or on account of the purchase or other acquisition of Subordinated Securities, if there shall have occurred and be continuing a default in the payment of principal (or premium, if any) or interest on any Senior Indebtedness when it becomes due or, if any event of default with respect to any Senior Indebtedness which automatically accelerates or permits the acceleration of the maturity of such Senior Indebtedness shall have occurred, unless and until such default or event of default shall have been cured or waived or, in the case of non-payment defaults, such event of default is not the subject of judicial proceedings or the maturity of such Senior Indebtedness is not accelerated 180 days after the Company is given written notice of such default. By reason of these provisions, in the event of a default with respect to any Senior Indebtedness, whether now outstanding or hereafter issued, payments of principal of (and premium, if any) and interest on the Subordinated Securities may not be permitted to be made until such default is cured or such Senior Indebtedness is paid in full.

  Upon any distribution of assets of the Company upon any receivership, dissolution, winding-up, liquidation, reorganization or similar proceedings of the Company, whether voluntary or involuntary, or in bankruptcy or insolvency, all principal of (and premium, if any) and interest due upon all Senior Indebtedness must be paid in full before the Holders of the Subordinated Securities or the Trustee is entitled to receive or retain any assets so distributed in respect of the Subordinated Securities. By reason of this provision, in the event of insolvency Holders of the Subordinated Securities may recover less, ratably, than other creditors of the Company, including holders of Senior Indebtedness.

  Unless otherwise defined in the applicable Prospectus Supplement, "Senior Indebtedness" means the principal of (and premium, if any) and interest on (a) all indebtedness of the Company (including indebtedness of others guaranteed by the Company) other than the Subordinated Securities, which is (i) for money borrowed or (ii) evidenced by a note or similar instrument given in connection with the acquisition of any businesses, properties or assets of any kind, (b) obligations of the Company as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles and (c) amendments, renewals, extensions, modifications and refunding of any such indebtedness or obligation, in any such case whether outstanding on the date of the Indenture or thereafter created, incurred or assumed, unless in any case in the instrument creating or evidencing any such indebtedness or obligation or pursuant to which the same is outstanding it is provided that such indebtedness or obligation is not superior in right of payment to the Subordinated Securities or it is provided that such obligation is subordinated to senior indebtedness to substantially the same extent as the Subordinated Securities are subordinated to Senior Indebtedness.

FORM, EXCHANGE, REGISTRATION, CONVERSION, TRANSFER AND PAYMENT

  Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be issued only in fully registered form in denominations of $1,000 or integral multiples thereof. Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal of (and premium, if any) and interest on the Debt Securities will be payable, and the exchange, conversion and transfer of Debt Securities will be registerable, at the office or agency of the Company maintained for such purposes and at any other office or agency maintained for such purpose. No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

  All moneys paid by the Company to a Paying Agent for the payment of principal of (and premium, if any) or interest on any Debt Security which remain unclaimed for two years after such principal, premium or interest has become due and payable may be repaid to the Company and thereafter the Holder of such Debt Security may look only to the Company for payment thereof.

BOOK-ENTRY DEBT SECURITIES

  The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a Depositary ("Depositary") or its nominee identified in the applicable Prospectus Supplement. In such a case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of Outstanding Debt Securities of the series to be represented by such Global Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in registered form, a Global Security may not be registered for transfer or exchange except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any nominee to a successor Depositary or a nominee of such successor Depositary and except in the circumstances described in the applicable Prospectus Supplement.

  The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in the applicable Prospectus Supplement. The Company expects that the following provisions will apply to depositary arrangements.

  Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities which are to be represented by a Global Security to be deposited with or on behalf of a Depositary will be represented by a Global Security registered in the name of such Depositary or its nominee. Upon the issuance of such Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with such Depositary or its nominee ("participants"). The accounts to be credited will be designated by the underwriters or agents with respect to the offer of such Debt Securities or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interest in such Global Security will be limited to participants or Persons that may hold interest through participants. Ownership of beneficial interests by participants in such Global Security will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in such Global Securities.

  So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or Holder of the Securities represented by such Global Security for all purposes under the applicable Indenture. Unless otherwise specified in the applicable Prospectus Supplement, owners of beneficial interests in such Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in certificated form and will not be considered the Holders thereof for any purposes under the applicable Indenture. Accordingly, each Person owning a beneficial interest in such Global Security must rely on the procedures of the Depositary and, if such Person is not a participant, on the procedures of the participant through which such Person owns its interest, to exercise any rights of a Holder under the applicable Indenture. The Company understands that under existing industry practices, if the Company requests any action of Holders or any owner of a beneficial interest in such Global Security desires to give any notice or take any action a Holder is entitled to give or take under an Indenture, the Depositary would authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

  Principal of (and premium, if any) and interest on a Global Security will be payable in the manner described in the applicable Prospectus Supplement.

CERTAIN COVENANTS OF THE COMPANY

  Specific covenants for the benefit of the holders of a particular series of Debt Securities will be set forth in the applicable Prospectus Supplements. These may include, among others, covenants restricting the incurrence of additional Senior Indebtedness and restricting certain sale and leaseback transactions and covenants affording a Holder the right to have Debt Securities repurchased by the Company upon the happening of certain events.

EVENTS OF DEFAULT

  The following are Events of Default under the Indentures with respect of Debt Securities of any series: (a) failure to pay principal of (or premium, if any on) any Debt Security of that series when due; (b) failure to pay any interest on any Debt Security of that series when due and the continuance of such failure for 30 days; (c) failure to make any sinking fund payment, when due, in respect of any Debt Security of that series; (d) failure to perform any other covenant of the Company in the applicable Indenture (other than a covenant included in such Indenture solely for the benefit of a series of Debt Securities other than that series), and the continuance of such failure for 30 days after written notice as provided in the respective Indentures; (e) failure to pay at the final maturity thereof the principal of, or acceleration of, any indebtedness for money borrowed by the Company in excess of the amount specified in the applicable Prospectus Supplement with respect to Debt Securities of that series, if such indebtedness is not discharged, or such acceleration is not annulled, as provided in the respective Indentures; (f) certain events of bankruptcy, insolvency or reorganization; and (g) any other Event of Default provided with respect to Debt Securities of that series.

  If an Event of Default with respect to Outstanding Debt Securities of any series shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of the series by notice as provided in the respective Indentures may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all Debt Securities of that series to be due and payable immediately. However, at any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgement or decree based on such acceleration has been obtained, the Holders of a majority in principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. For information as to waiver of defaults, see "--Modification and Waiver."

  The Indentures provide that, subject to the duty of the respective Trustees thereunder during an Event of Default to act with the required standard of care, such Trustee will be under no obligation to exercise any of its rights or powers under the respective Indentures at the request or direction of any of the Holders, unless such Holders shall have offered to such Trustee reasonable security or indemnity. Subject to certain provisions, including those requiring security or indemnifications of the Trustees, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable Trustee, or exercising any trust or power conferred on such Trustee, with respect to the Debt Securities of that series.

  No Holder of a Debt Security of any series will have any right to institute any proceeding with respect to the applicable Indenture or for any remedy thereunder, unless such Holder shall have previously given to the applicable Trustee written notice of a continuing Event of Default (as defined) and unless also the Holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of the same series shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the outstanding Debt Securities of the same series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a Holder of a Debt Security for enforcement of payment of the principal of and interest on such Debt Security on or after the respective due dates expressed in such Debt Security.

  The Company will be required to furnish to the Trustees annually a statement as to the performance by the Company of its obligations under the respective Indentures and as to any default in such performance.

MODIFICATION AND WAIVER

  Modifications and amendments of the respective Indentures may be made by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of each series affected thereby; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby: (a) change the Stated Maturity of the principal of, or any installment of principal of, or interest on, any Debt Security; (b) reduce the principal amount of, the rate of interest on (or premium, if any) payable upon the redemption of, any Debt Security; (c) reduce the amount of principal of an Original Issue Discount Security payable upon acceleration of the Maturity thereof; (d) change the place or currency of payment of principal of (or premium, if any) or interest on any Debt Security; (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security on or after the Stated Maturity or Redemption Date thereof; or
(f) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of the Holders of which is required for modification or amendment of the applicable Indenture or for waiver of compliance with certain provisions of the applicable Indenture or for waiver of certain defaults.

  The Holders of at least a majority in aggregate principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all Debt Securities of that series waive, insofar as that series is concerned, compliance by the Company with certain covenants of the applicable Indenture. The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may, on behalf of the Holders of all Debt Securities of that series, waive any past default under the applicable Indenture with respect to that series, except a default in the payment of the principal of (or premium, if any) or interest on, any Debt Security of that series or in respect of a provision which under the applicable Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of that series affected.

CONSOLIDATION, MERGER AND SALE OF ASSETS

  The Company, without the consent of any Holders of Outstanding Debt Securities, may consolidate with or merge into, or transfer or lease its assets substantially as an entirety to, any Person, and any other Person may consolidate with or merge into, or transfer or lease its assets substantially as an entirety to, the Company, provided (a) that the Person (if other than the Company) formed by such consolidation or into which the Company is merged or which acquires or leases the assets of the Company substantially as an entirety is a Person organized and existing under the laws of any United States jurisdiction and assumes the Company's obligations on the Debt Securities and under the respective Indentures, (b) that after giving effect to such transaction no Event of Default, shall have occurred and be continuing, and (c) that certain other conditions are met.

DEFEASANCE

  If so indicated in the applicable Prospectus Supplement with respect to the Debt Securities of a series, the Company, at its option, (i) will be discharged from any and all obligations in respect of the Debt Securities of such series (except for certain obligations to register the transfer or exchange of Debt Securities of such series, to replace destroyed, stolen, lost or mutilated Debt Securities of such series, and to maintain an office or agency in respect of the Debt Securities and hold moneys for payment in trust) or (ii) will be released from its obligations to comply with covenants and the occurrence of an event described in clause (d) under "Events of Default" above with respect to any defeased covenant and clauses (e) and (g) of the "Events of Default" above shall no longer be an Event of Default if, in either case, the Company irrevocably deposits with the Trustee, in trust, money or U.S. Government Obligations that through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient to pay all the principal of (and premium, if any) and any interest on the Debt Securities of such series on the dates such payments are due (which may include one or more redemption dates designated by the Company) in accordance with the terms of such Debt Securities. Such a trust may only be established if, among other things, (a) no Event of Default or event which with the giving of notice or lapse of time, or both, would become an Event of Default under the applicable Indenture shall have occurred and be continuing on the date of such deposit, (b) no Event of Default described under clause
(f) under "Events of Default" above or event which with the giving of notice or lapse of time, or both, would become an Event of Default described under such clause (f) shall have occurred and be continuing at any time during the period ending on the 91st day following such date of deposit, and (c) the Company shall have delivered an Opinion of Counsel to the effect that the Holders of the Debt Securities will not recognize gain or loss for United States Federal income tax purposes as a result of such deposit or defeasance and will be subject to United States Federal income tax in the same manner as if such defeasance had not occurred. In the event the Company omits to comply with its remaining obligations under the applicable Indenture after a defeasance of such Indenture with respect to the Debt Securities of any series as described under clause (ii) above and the Debt Securities of such series are declared due and payable because of the occurrence of any undefeased Event of Default, the amount of money and U.S. Government Obligations on deposit with the Trustee may be insufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable in respect of such payments.

  Notwithstanding the description set forth under "Subordination of Subordinated Securities", in the event that the Company deposits money or U.S. Government Obligations in compliance with the Subordinated Indenture in order to defease all or certain of its obligations with respect to any Subordinated Securities, the moneys or U.S. Government Obligations so deposited will not be subject to the subordination provisions of the Subordinated Indenture and the indebtedness evidenced by such Subordinated Securities will not be subordinated in right of payment to the holders of Senior Indebtedness to the extent of the moneys or U.S. Government Obligations so deposited.

GOVERNING LAW

  The Indentures and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York.

REGARDING THE TRUSTEE

  The Indentures contain certain limitations on the right of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize for its own account on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in certain other transactions; however, if it acquires any conflicting interest and there is a default under the Debt Securities, it must eliminate such conflict or resign.

  Pursuant to the Trust Indenture Act of 1939, as amended, if both Senior Securities and Subordinated Securities are outstanding and a default should occur with respect to either the Senior Securities under the Senior Indenture or the Subordinated Securities under the Subordinated Indenture, and if the same entity is then acting as Trustee under both Indentures, such Trustee would be required to resign as Trustee under one of the Indentures within 90 days of such default unless such default were cured, duly waived or otherwise eliminated.

                        DESCRIPTION OF PREFERRED STOCK

  The following is a description of certain general terms and provisions of the Preferred Stock. The particular terms of any series of Preferred Stock will be described in the applicable Prospectus Supplement. If so indicated in a Prospectus Supplement, the terms of any such series may differ from the terms set forth below. Certain provisions applicable to the Preferred Stock are set forth under "Description of Common Stock."

  The summary of terms of the Company's preferred stock (including the Preferred Stock) contained in this Prospectus does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Certificate of Incorporation and the certificate of designations relating to each series of the Preferred Stock (the "Certificate of Designations"), which will be filed as an exhibit to or incorporated by reference in the Registration Statement of which this Prospectus is a part at or prior to the time of issuance of such series of the Preferred Stock.

  The Company's Certificate of Incorporation authorizes the issuance of 5,000,000 shares of preferred stock, par value of $.001 per share. As of the date of this Prospectus, there were no shares of the Company's preferred stock outstanding. The Company's preferred stock may be issued from time to time in one or more series, without stockholder approval. Subject to limitations prescribed by law, the Board of Directors is authorized to determine the voting powers (if any), designation, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, for each series of preferred stock that may be issued, and to fix the number of shares of each such series. Thus, the Board of Directors, without stockholder approval, could authorize the issuance of preferred stock with voting, conversion and other rights that could adversely affect the voting power and other rights of holders of Common Stock or other series of preferred stock or that could have the effect of delaying, deferring or preventing a change in control of the Company. See "Description of Common Stock."

  The Preferred Stock shall have the dividend, liquidation, redemption and voting rights set forth below unless otherwise provided in a Prospectus Supplement relating to a particular series of the Preferred Stock. The applicable Prospectus Supplement will describe the following terms of the series of Preferred Stock in respect of which this Prospectus is being delivered: (1) the designation and stated value per share of such Preferred Stock and the number of shares offered; (2) the amount of liquidation preference per share; (3) the initial public offering price at which such Preferred Stock will be issued; (4) the dividend rate (or method of calculation), the dates on which dividends shall be payable and the dates from which dividends shall commence to cumulate, if any; (5) any redemption or sinking fund provisions; (6) any conversion or exchange rights; and (7) any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions.

GENERAL

  The Preferred Stock offered hereby may be issued in one or more series. The holders of Preferred Stock will have no preemptive rights. Each share of Preferred Stock, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable. Neither the par value nor the liquidation preference is indicative of the price at which the Preferred Stock will actually trade on or after the date of issuance. The applicable Prospectus Supplement will contain a description of certain United States Federal income tax consequences relating to the purchase and ownership of the series of Preferred Stock offered by such Prospectus Supplement.

RANK

  The Preferred Stock shall, with respect to dividend rights and rights on liquidation, winding up and dissolution of the Company, rank prior to the Company's Common Stock and to all other classes and series of equity securities of the Company now or hereafter authorized, issued or outstanding (the Common Stock and such other classes and series of equity securities collectively may be referred to herein as the "Junior Stock"), other than any classes or series of equity securities of the Company ranking on a parity with (the "Parity Stock") or senior to the Preferred Stock as to dividend rights and rights upon liquidation, winding up or dissolution of the Company. The Preferred Stock shall be junior to all outstanding indebtedness of the Company.

DIVIDENDS

  Holders of shares of Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors out of funds of the Company legally available for payment, cash dividends, or if not cash dividends, dividends payable in Securities of the Company, payable at such dates and at such rates per share per annum as set forth in the applicable Prospectus Supplement. Such rate may be fixed or variable or both. Each declared dividend shall be payable to holders of record as they appear at the close of business on the stock books of the Company on such record dates, not more than 60 calendar days preceding the payment dates therefor, as are determined by the Board of Directors (each of such dates, a "Record Date").

  Such dividends may be cumulative or noncumulative, as provided in the applicable Prospectus Supplement. If dividends on a series of Preferred Stock are noncumulative and if the Board of Director fails to declare a dividend in respect of a dividend period with respect to such series, then holders of such Preferred Stock will have no right to receive a dividend in respect of such dividend period, and the Company will have no obligation to pay the dividend for such period, whether or not dividends are declared payable on any future dividend payment dates. Dividends on the shares of each series of Preferred Stock for which dividends are cumulative will accrue from the date on which the Company initially issues shares of such series.

  No full dividends shall be declared or paid or set apart for payment on preferred stock of the Company of any series ranking, as to dividends, on a parity with the series of Preferred Stock offered by the accompanying Prospectus Supplement for any period unless full dividends for the immediately preceding dividend period on such Preferred Stock (including any accumulation in respect of unpaid dividends for prior dividend periods, if dividends on such Preferred Stock are cumulative) have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment. When dividends are not so paid in full (or a sum sufficient for such full payment is not so set apart) upon such Preferred Stock and any other preferred stock of the Company ranking on a parity as to dividends with the Preferred Stock, dividends upon shares of such Preferred Stock and dividends on such other preferred stock shall be declared pro rata so that the amount of dividends declared per share on such Preferred Stock and such other preferred stock shall in all cases bear to each other the same ratio that accrued dividends for the then-current dividend period per share on the shares of such Preferred Stock (including any accumulation in respect of unpaid dividends for prior dividend period, if dividends on such Preferred Stock are cumulative) and accrued dividends, including required or permitted accumulation, if any, on shares of such other preferred stock, bear to each other. Unless full dividends on the series of Preferred Stock offered by the accompanying Prospectus Supplement have been declared and paid or set apart for payment for the immediately preceding dividend period (including any accumulation in respect of unpaid dividends for prior dividend periods, if dividends on such Preferred Stock are cumulative) (a) no cash dividend or distribution (other than in shares of Junior Stock) may be declared, set aside or paid on the Junior Stock, (b) the Company may not repurchase, redeem or otherwise acquire any shares of its Junior Stock (except by conversion into or exchange for Junior Stock) and (c) the Company may not, directly or indirectly, repurchase, redeem or otherwise acquire any shares of Preferred Stock or Parity Stock otherwise than pursuant to certain pro rata offers to purchase or a concurrent redemption of all, or a pro rata portion, of the outstanding shares of such Preferred Stock and Parity Stock (except by conversion into or exchange for Junior Stock).

CONVERTIBILITY

  The terms, if any, on which shares of Preferred Stock of any series may be exchanged for or converted (mandatorily or otherwise) into shares of Common Stock of the Company or another series of Preferred Stock or other securities of the Company will be set forth in the Prospectus Supplement relating thereto. See "Description of Common Stock."

REDEMPTION

  The terms, if any, on which shares of Preferred Stock of any series may be redeemed will be set forth in the Prospectus Supplement relating thereto.

LIQUIDATION

  Unless otherwise specified in the applicable Prospectus Supplement, in the event of a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of a series of Preferred Stock will be entitled, subject to the rights of creditors, but before any distribution or payment to the holders of Common Stock or any other security ranking junior to the Preferred Stock on liquidation, dissolution or winding up of the Company, to receive an amount per share as set forth in the related Prospectus Supplement plus accrued and unpaid dividends. If the amounts available for distribution with respect to the Preferred Stock and all other outstanding stock of the Company ranking on a parity with the Preferred Stock upon liquidation are not sufficient to satisfy the full liquidation rights of all the outstanding Preferred Stock and stock ranking on a parity therewith, then the holders of each series of such stock will share ratably in any such distribution of assets in proportion to the full respective preferential amount (which in the case of preferred stock may include accumulated dividends) to which they are entitled. After payment of the full amount of the liquidation preference, the holders of shares of Preferred Stock will not be entitled to any further participation in any distribution of assets by the Company.

VOTING

  The Preferred Stock of a series will not be entitled to vote, except as provided in the applicable Prospectus Supplement and as required by applicable law.

NO OTHER RIGHTS

  The shares of a series of Preferred Stock will not have any preferences, voting powers or relative, participating, optional or other special rights except as set forth above or in the related Prospectus Supplement, the Certificate of Incorporation and in the Certificate of Designations or as otherwise required by law.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for each series of Preferred Stock will be described in the Prospectus Supplement relating thereto.

                          DESCRIPTION OF COMMON STOCK

  The Company's Certificate of Incorporation authorizes the issuance of 75,000,000 shares of Common Stock, par value $.001 per share. As of December 22, 1996 there were 38,895,067 shares of Common Stock outstanding. The following is a summary of the rights and privileges of the holders of Common Stock. These rights and privileges are subject to the rights and privileges of the holders of preferred stock of the Company (including Preferred Stock, if any, which may hereafter be issued):

  Dividend Rights. Subject to the preferential rights of the holders of shares of preferred stock of the Company, holders of Common stock are entitled to share ratably in such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor.

  Voting Rights. Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the Company's stockholders. The Common Stock does not have cumulative voting rights, which means that (subject to the rights of the holders of preferred stock of the Company) the holders of a majority of the shares voting for election of directors can elect all members of the Board of Directors.

  Liquidation Rights. Upon liquidation, dissolution or winding up of the Company, holders of Common Stock will be entitled to share ratably in the assets of the Company legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock of the Company then outstanding.

  Other Rights. Holders of Common Stock have no conversion, sinking fund, redemption, preemptive or subscription rights.

  The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company, 40 Wall Street, New York, NY 10005.

  Special Meetings. The Certificate of Incorporation permits special meetings of stockholders to be called only by stockholders holding in the aggregate not less than 40% of the total shares of stock entitled to vote for directors.

                            DESCRIPTION OF WARRANTS

GENERAL

  The Company may issue Warrants to purchase Debt Securities ("Debt Warrants"), Warrants to purchase Preferred Stock or Warrants to purchase Common Stock. Warrants may be issued independently or together with any Debt Securities and may be attached to or separate from such Debt Securities. Each series of Warrants will be issued under a separate warrant agreement (each a "Warrant Agreement") to be entered into between the Company and a warrant agent ("Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Warrants or such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Warrants. The following sets forth certain general terms and provisions of the Warrants offered hereby. Further terms of the Warrants and the applicable Warrant Agreement will be set forth in the applicable Prospectus Supplement.

DEBT WARRANTS

  The applicable Prospectus Supplement will describe the following terms of the Debt Warrants in respect of which this Prospectus is being delivered: (1) the title of such Debt Warrants; (2) the aggregate number of such Debt Warrants; (3) the price or prices at which such Debt Warrants will be issued;
(4) the currency or currencies, including composite currencies, in which the price of such Debt Warrants may be payable; (5) the designation, aggregate principal amount and terms of the Debt Securities purchasable upon exercise of such Debt Warrants; (6) if applicable, the designation and terms of the Debt Securities with which such Debt Warrants are issued and the number of such Debt Warrants issued with each such Debt Security; (7) the currency or currencies, including composite currencies, in which the principal of or any premium or interest on the Debt Securities purchasable upon exercise of such Debt Warrant will be payable; (8) if applicable, the date on and after which such Debt Warrants and the related Debt Securities will be separately transferable; (9) the price at which and currency or currencies, including composite currencies, in which the Debt Securities purchasable upon exercise of such Debt Warrants may be purchased; (10) the date on which the right to exercise such Debt Warrants shall commence and the date on which such right shall expire; (11) if applicable, the minimum or maximum amount of such Debt Warrants which may be exercised at any one time; (12) information with respect to book entry procedures, if any; (13) if applicable, a discussion of certain United States Federal income tax considerations; and (14) any other terms of such Debt Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Debt Warrants.

WARRANTS TO PURCHASE PREFERRED STOCK OR COMMON STOCK

  The Company may issue Warrants to purchase Preferred Stock or Warrants to purchase Common Stock. The applicable Prospectus Supplement will describe the following terms of any such Warrants in respect of which this Prospectus is being delivered: (1) the title of such Warrants; (2) whether such Warrants are exercisable for Preferred Stock or for Common Stock; (3) the price or prices at which such Warrants will be issued; (4) the currency or currencies, including composite currencies, in which the price of such Warrants may be payable; (5) if applicable, the designation and terms of the Preferred Stock or Common Stock with which such Warrants are issued and the number of such Warrants issued with each share of Preferred Stock or Common Stock; (6) if applicable, the date on and after which such Warrants and the related Preferred Stock or Common Stock will be separately transferable; (7) if applicable, a discussion of certain United States Federal income tax considerations; and (8) any other terms of such Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Warrants.

                             PLAN OF DISTRIBUTION

  The Company may offer Securities to or through underwriters, through agents or directly to other purchasers.

  The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices.

  In connection with the sale of Securities, underwriters or agents may receive compensation from the Company or from purchasers in the form of discounts, concessions or commissions. Underwriters, agents and dealers participating in the distribution of the Securities may be deemed to be underwriters within the meaning of the Securities Act.

  Pursuant to agreements which may be entered into between the Company and any underwriters or agents named in the applicable Prospectus Supplement, such underwriters or agents may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act.

  If so indicated in the applicable Prospectus Supplement, the Company will authorize underwriters or other persons acting as agents for the Company to solicit offers by certain institutional investors to purchase Debt Securities or Preferred Stock from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and saving banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but shall in all cases be subject to the approval of the Company. The obligations of the purchaser under any such contract will not be subject to any conditions except (i) the investment in the Debt Securities or Preferred Stock by the institution shall not at the time of delivery be prohibited by the law of any jurisdiction in the United states to which such institution is subject, and (ii) if a portion of the Debt Securities or Preferred Stock is being sold to underwriters, the Company shall have sold to such underwriters the Debt Securities or Preferred Stock not sold for delayed delivery. Underwriters and such other persons will not have any responsibility in respect of the validity or performance of such contacts.

  All Debt Securities, Preferred Stock and Warrants offered may be a new issue of securities with no established trading market. Any underwriters to whom such Debt Securities, Preferred Stock and Warrants are sold by the Company for public offering and sale may make a market in such Debt Securities, Preferred Stock and Warrants, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or the trading markets for any Debt Securities, Preferred Stock or Warrants.

  Certain of the underwriters or agents and their associates may be engaged in transactions with and perform services for the Company in the ordinary course of business.

  The specific terms and manner of sale of the Securities in respect of which this Prospectus is being delivered are set forth or summarized in the applicable Prospectus Supplement.

                            VALIDITY OF SECURITIES

  The validity of the Securities offered will be passed upon for the Company by Ehrenreich & Krause. Counsel for the Underwriters or agents, if any, will be named in a Prospectus Supplement.

                                    EXPERTS

  The consolidated financial statements of United Waste Systems Inc., appearing in the Company's Annual Report (Form 10-K) for the year ended December 31, 1995, and the supplemental consolidated financial statements of United Waste Systems, Inc., appearing in the Company's Current Report on Form 8-K dated June 28, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such consolidated and supplemental consolidated financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

  The combined financial statements of the PRM Acquired Companies appearing in the Company's Form 8-K/A dated September 19, 1995, and incorporated by reference herein have been audited by Coopers & Lybrand L.L.P., independent accountants as set forth in their report thereon appearing therein, and are incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

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 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-
SENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE AC-COMPANYING PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTA-TIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUP-PLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITA-TION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OF-FER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUP-PLEMENT OR THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUN-DER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

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                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
                          PROSPECTUS SUPPLEMENT
The Company..............................................................   S-3
Recent Developments......................................................   S-4
The Offering.............................................................   S-5
Summary Consolidated Financial Data......................................   S-6
Risk Factors.............................................................   S-8
Use of Proceeds..........................................................  S-13
Price Range of Common Stock..............................................  S-13
Dividend Policy..........................................................  S-14
Capitalization...........................................................  S-15
Underwriting.............................................................  S-16
Validity of Common Stock.................................................  S-17
                               PROSPECTUS
Available Information....................................................     2
Incorporation of Certain Documents by Reference..........................     3
Use of Proceeds..........................................................     4
Ratio of Earnings to Fixed Charges and Earnings to Combined Fixed Charges
 and Preferred Stock Dividends...........................................     4
Description of Debt Securities...........................................     4
Description of Preferred Stock...........................................    11
Description of Common Stock..............................................    14
Description of Warrants..................................................    15
Plan of Distribution.....................................................    16
Validity of Securities...................................................    17
Experts..................................................................    17

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                                     LOGO

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                               3,000,000 SHARES

                          UNITED WASTE SYSTEMS, INC.

                                 COMMON STOCK

                          (PAR VALUE $.001 PER SHARE)


                             GOLDMAN, SACHS & CO.

                              MERRILL LYNCH & CO.

                           DEUTSCHE MORGAN GRENFELL

                      REPRESENTATIVES OF THE UNDERWRITERS